
July 9, 2013

<u>VIA E-Mail</u>
Mr. George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, PA 19355

      Re: **Liberty Property Trust**
              Form 10-K for the year ended December 31, 2012
              Filed on February 26, 2013
              File No. 001-13130

              Liberty Property Limited Partnership
              Form 10-K for the year ended December 31, 2012
              Filed on February 26, 2013
              File No. 001-13132

Dear Mr. George J. Alburger, Jr.:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Wilson K. Lee

      Wilson K. Lee
      Senior Staff Accountant